Exhibit 99.1

FOR IMMEDIATE RELEASE	September 9, 2014

Micromem Technologies Inc.: Update
***

Toronto, New York, September 9, 2014: Micromem Technologies Inc.’s (the “Company”) (CSE: MRM, OTCBB: MMTIF) wholly owned subsidiary, Micromem Applied Sensor Technologies Inc. (MAST), has executed an agreement with a US based, Tier 1 Original Equipment Manufacturer to commercialize MAST’s Lab on a Chip for oil pan plugs. Under the agreement MAST will grant an exclusive licence to the Tier 1 in exchange for a Royalty. The Tier 1 will take on the responsibility to manufacture and distribute the finished product. MAST and the Tier 1 are currently reviewing mutually acceptable language for a Press Release.

In addition, MAST has executed a Joint Development Agreement (JDA) with the innovation arm of a British based Multinational (BBM). Under the terms of the JDA, MAST will provide the BBM with its MEMS based sensor solution. Once the prototype has been approved, the JDA provides for a licence granted by MAST to the BBM in exchange for a Royalty. MAST and the BBM are currently reviewing language for a mutually acceptable Press Release.

Visit MAST’s new website that has been updated to reflect current content. www.mastinc.com

About Micromem and MASTInc

MASTInc is a wholly owned U.S.-based subsidiary of Micromem Technologies Inc., a publicly traded (OTC BB: MMTIF, CSE: MRM) company. MASTInc analyzes the specific industry sectors to create intelligent game-changing applications that address unmet market needs. By leveraging its expertise and experience with sophisticated magnetic sensor applications, MASTInc successfully powers the development and implementation of innovative solutions for healthcare/biomedical, natural resource exploration, government, information technology, manufacturing, and other industries. Visit www.micromeminc.com www.mastinc.com.

Safe Harbor Statement

This press release contains forward-looking statements. Such forward-looking statements are subject to a number of risks, assumptions and uncertainties that could cause the Company’s actual results to differ materially from those projected in such forward-looking statements. In particular, factors that could cause actual results to differ materially from those in forward looking statements include: our inability to obtain additional financing on acceptable terms; risk that our products and services will not gain widespread market acceptance; continued consumer adoption of digital technology; inability to compete with others who provide comparable products; the failure of our technology; the infringement of our technology with proprietary rights of third parties; inability to respond to consumer and technological demands; inability to replace significant customers; seasonal nature of our business; and other risks detailed in our filings with the Securities and Exchange Commission. Forward-looking statements speak only as of the date made and are not guarantees of future performance. We undertake no obligation to publicly update or revise any forward-looking statements. When used in this document, the words “believe,” “expect,” “anticipate,” “estimate,” “project,” “plan,” “should,” “intend,” “may,” “will,” “would,” “potential,” and similar expressions may be used to identify forward-looking statements.

The CSE or any other securities regulatory authority has not reviewed and does not accept responsibility for the adequacy or accuracy of this press release that has been prepared by management.

Listing: NASD OTC-Bulletin Board - Symbol: MMTIF
                CSE - Symbol: MRM
Shares issued: 179,806,616
SEC File No: 0-26005
Investor Contact: info@micromeminc.com; Tel. 416-364-2023
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